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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
     (Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Toronto Dominion (Texas), Inc.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     909 Fannin, Suite 1700
--------------------------------------------------------------------------------
                                    (Street)

     Houston,                          TX                77010
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     FiberNet Telecom Group, Inc. (NASDAQ SC: FTGX)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     January 10, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

     January 14, 2003
________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

     See Note 1
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X] Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                5.
                                                                                                Amount of      6.
                                                                  4.                            Securities     Owner-
                                                                  Securities Acquired (A) or    Beneficially   ship
                                                   3.             Disposed of (D)               Owned          Form:     7.
                      2.           2A. Deemed      Transaction    (Instr. 3, 4 and 5)           Following      Direct    Nature of
                      Transaction  Execution       Code           ----------------------------  Reported       (D) or    Indirect
1.                    Date         Date, if any    (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security     (Month/Day/  (Month/Day/     ------------   Amount        or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)             Year)        Year)           Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------


                                                    J (See                             See
Common Stock          1/10/03                       Note 2)        51,942,950   A      Note 2
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock          1/10/03                       C              18,571,429   A      $0.001
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock          1/10/03                       S             101,942,950   D      $0.02943    34,285,715      D
===================================================================================================================================

Reminder:  Report on a separate line each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).



Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

                                                                         (Over)
                                                                 SEC 1474(3-00)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                                                                                                          Deriv-    Form
            2.                                                                                            ative     of
            Conver-                            5.                               7.                        Secur-    Deriv-   11.
            sion                               Number of                        Title and Amount          ities     ative    Nature
            or                3A.              Derivative    6.                 of Underlying     8.      Bene-     Secur-   of
            Exer-             Deemed  4.       Securities    Date               Securities        Price   ficially  ities:   In-
            cise     3.       Execu-  Trans-   Acquired (A)  Exercisable and    (Instr. 3 and 4)  of      Owned     Direct   direct
            Price    Trans-   tion    action   or Disposed   Expiration Date    ----------------  Deriv-  Following (D) or   Bene-
1.          of       action   Date,   Code     of (D)        (Month/Day/Year)            Amount   ative   Reported  In-      ficial
Title of    Deriv-   Date     if any  (Instr.  (Instr. 3,    ----------------            or       Secur-  Transac-  direct   Owner-
Derivative  ative    (Month/  (Month/ 8)       4 and 5)      Date     Expira-            Number   ity     tion(s)   (I)      ship
Security    Secur-   Day/     Day/    ------   ------------  Exer-    tion               of       (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)  ity      Year)    Year)   Code V    (A)   (D)    cisable  Date       Title   Shares   5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

          $0.001
          per
Warrants  share                                      18,571,                    Common   18,571,
         (See Note 3) 1/10/03         C              429                        Stock    429          0 (See Note 4) D
====================================================================================================================================

Explanation of Responses:

(1) The Reporting Person may be deemed to be a 10% beneficial owner of Common Stock, par value $0.001 per share, of the Issuer ("Common Stock") pursuant to Rule 16a-1(a)(1) because the Reporting Person shares voting power with certain other persons over their combined shares of Common Stock. The Reporting Person disclaims beneficial ownership over any shares of Common Stock other than as reported in this Statement.

(2) The Reporting Person acquired the securities from the Issuer in exchange for the release of the Issuer from outstanding debt in the amount of $5,018,546.22, pursuant to a Debt Exchange Agreement, dated as January 10, 2003, between the Issuer and the Reporting Person.

(3) After repricing pursuant to their terms of warrants formerly exercisable for $0.12 per share.

(4) The number of warrants beneficially owned was previously incorrectly reported as 19,505,657.


        /s/ Jano Nixon                                           1/23/03
---------------------------------------------           -----------------------
        /s/ Jano Nixon                                            Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violation.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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